UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Registrant’s name)

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On May 20, 2024, Tantech Holdings Ltd (the “Company”) received a letter (the “Letter”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that since the Company has not yet filed its Form 20-F for the year ended December 31, 2023 (the “Filing”), it no longer complies with Listing Rule 5250(c)(1) of Nasdaq’s Listing Rules (the “Rules”) for continued listing.

Under Nasdaq’s Rules, the Company has 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq can grant the Company an exception of up to 180 calendar days from the Filing’s due date, or until November 11, 2024, to regain compliance.

The Company is required to email its plan to Nasdaq no later than July 19, 2024. If Nasdaq does not accept the Company’s plan, the Company will have the opportunity to appeal that decision to a Hearings Panel.

The Letter has no effect on the listing of the Company’s shares at this time, and the Company’s common shares will continue to trade on The Nasdaq Capital Market under the symbol “TANH.”

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated May 21, 2024

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANTECH HOLDINGS LTD

Date: May 21, 2024	By:	/s/ Wangfeng Yan
	Name:	Wangfeng Yan
	Title:	Chief Executive Officer

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